Exhibit 4.3

GCP Applied Technologies Inc.

2020 Inducement Plan

TERMS AND CONDITIONS

OF

RESTRICTED STOCK AWARD

RESTRICTED STOCK AWARD (the “Award”) granted on October 1, 2020 (the “Grant Date”).

1. Grant of Restricted Stock. GCP Applied Technologies Inc. has granted to you                      Shares of Restricted Stock, subject to the provisions of these Terms and Conditions and the GCP Applied Technologies Inc. 2020 Inducement Plan (the “Plan”). The Shares of Restricted Stock awarded hereunder shall be issued and held by the Company’s transfer agent in book entry form, and your name shall be entered as the shareholder of record on the books of the Company. Thereupon, you shall have all the rights of a shareholder with respect to such Shares, including voting and dividend rights, subject, however, to the restrictions and conditions specified in Section 2 below. Unless defined herein, capitalized terms used in these Terms and Conditions are defined in the Plan.

2. Vesting and Restrictions. The Shares of Restricted Stock subject to this Award will vest 50% on May 15, 2021 and 50% on May 15, 2022, subject to your continued employment with the Company and/or a Subsidiary through the applicable vesting date. If you experience a Termination of Employment (i) by the Company for Cause (as defined in the Employment Agreement between you and the Company, effective as of October 1, 2020 (“Employment Agreement”)) or (ii) by you for any reason other than Good Reason (as defined in the Employment Agreement) on or before December 31, 2021, you agree and promise to deliver to the Company, immediately upon your Termination of Employment, Shares (or, in the discretion of the Company, cash) equal in value (determined as of the date of the Termination of Employment) to 100% of the Shares subject to this Award. If you experience a Termination of Employment (i) by the Company for Cause or (ii) by you for any reason other than Good Reason after December 31, 2021 and on or before December 31, 2022, you agree and promise to deliver to the Company, immediately upon your Termination of Employment, Shares (or, in the discretion of the Company, cash) equal in value (determined as of the date of the Termination of Employment) to 50% of the Shares subject to this Award. Notwithstanding the foregoing, the Shares of Restricted Stock subject to this Award shall no longer be subject to forfeiture upon a Change in Control, provided you remain employed with the Company through the date of the Change in Control.

3. Tax Withholding. The Company has the right, not later than the date as of which the receipt of this Award becomes a taxable event for federal income tax purposes, to withhold or require from you the amount necessary to satisfy applicable tax requirements (e.g., income tax, social insurance, payroll tax and payment on account), as determined by the Company. If, at any time after the Grant Date, you become subject to tax in more than one jurisdiction, the Company may be required to withhold or account for applicable tax requirements in the various jurisdictions. By accepting this Award, you authorize the Company or any Subsidiary to satisfy applicable tax or tax withholding requirements by: (A) withholding from your wages or other cash compensation payable to you; (B) withholding from any proceeds resulting from the sale of Shares subject to this Award either through a voluntary sale or through a mandatory sale arranged by the Company on your behalf and pursuant to this authorization; (C) withholding by the Company of Shares subject to this Award that are due to be released by the transfer agent with a Fair Market Value equal to the withholding amount due; or (D) a combination of (A), (B) or (C) above. If the Company or any Subsidiary cannot withhold or account for all taxes associated with this Award, by application of the means described herein, then, by accepting this Award, you agree that you will pay to the Company or any Subsidiary all amounts necessary to satisfy applicable tax requirements and acknowledge that the Company may refuse to release Shares subject to this Award, or the proceeds from the sale of such Shares, if you do not comply with such obligations.

4. Transfer of Award. You may not transfer this Award or any interest in the Shares of Restricted Stock prior to the vesting of the Restricted Stock except by will or the laws of descent and distribution. Any other attempt to transfer this Award or any interest in the Shares of Restricted Stock prior to vesting is null and void.

6. Election Under Section 83(b). You and the Company hereby agree that you may, within 30 days following the Grant Date of this Award, file with the Internal Revenue Service and the company an election under Section 83(b) of the Internal Revenue Code. In the event you make such an election, you agree to provide a copy of the election to the Company. You acknowledge that you are responsible for obtaining the advice of your tax advisors with regard to the Section 83(b) election and that you are relying solely on such advisors and not on any statements or representations of the Company or any of its agents with regard to such election.

7. Forfeiture of Award. In addition to the forfeiture provisions that may be applicable to this Award under Section 7.14 of the Plan, you will forfeit all or a portion of the Shares of Restricted Stock subject to this Award if your employment terminates under the circumstances described below:

(i) If you experience a Termination of Employment for any reason, then all unvested Shares of Restricted Stock subject to this Award will immediately be forfeited.

(ii) If the Committee determines in its sole discretion that at any time after your Termination of Employment and prior to the first anniversary of your Termination of Employment you (A) disclosed confidential or proprietary information related to any business of the Company or any Subsidiary or (B) violated the terms of any non-competition agreement by and between you and the Company or any Subsidiary and the Committee has not approved of your employment with a competitor in writing, then, by accepting this Award, you agree and promise to deliver to the Company, immediately upon the Committee’s determination date, Shares (or, in the discretion of the Company, cash) equal in value to the amount of all Shares of Restricted Stock subject to this Award that vested during the period that begins six (6) months immediately before your Termination of Employment and ends on the date of the Committee’s determination.

8. Adjustments. This Award shall be subject to the provisions set forth in Sections 5.3 of the Plan, to the extent applicable.

9. Disposition of Securities; Acknowledgement of Insider Trading Policy. By accepting this Award, you acknowledge that you have read and understand the Company’s Insider Trading Policy and are aware of and understand your obligations under United States federal securities laws with respect to trading in the Company’s securities. By accepting this Award, you acknowledge that you understand that your country of residence may impose insider trading and/or market abuse restrictions which may affect your ability to acquire or sell Shares subject to this Award, that such restrictions are separate from and in addition to any restrictions that may be imposed by the Company, that it is your responsibility to comply with such restrictions and that you have been advised to consult with your personal advisor with respect to such restrictions. The Company has the right to recover, or receive reimbursement for, any compensation or profit realized on the disposition of Shares subject to this Award to the extent that the Company has a right of recovery or reimbursement under applicable securities laws.

10. Plan Terms Govern. The grant of Restricted Stock pursuant to this Award, the disposition of any Shares on or after vesting, and the treatment of any gains received upon such disposition are subject to the terms of the Plan and any rules that the Committee prescribes. The Plan document, as amended from time to time, is incorporated into these Terms and Conditions. These Terms and Conditions constitute the Award Certificate referred to in the Plan. If there is any conflict between the terms of the Plan and these Terms and Conditions, the Plan’s terms govern. By accepting this Award, you acknowledge receipt of the Plan and the Plan prospectus, as in effect on the Grant Date.

11. Personal Data. To comply with applicable law and to administer this Award appropriately, the Company and its agents may accumulate, hold and process your personal data and/or “sensitive personal data” within the meaning of applicable law (“Personal Data”). Personal Data includes, but is not limited to, the information provided to you as part of the grant package and any changes thereto (e.g., details of Restricted Stock, including amounts awarded, unvested, or vested), other appropriate personal and financial data about you (e.g., name, home address, telephone number, date of birth, nationality, job title, reason for termination of employment and social security, social insurance or other identification number), and information about your participation in the Plan and Shares obtained under the Plan from time to time. By accepting this Award, you give your explicit consent to your employer’s and the Company’s accumulating, transferring, and processing Personal Data as necessary or appropriate for Plan administration. Your Personal Data will be retained only as long as is necessary to administer your participation in the Plan. If applicable, by accepting this Award, you also give your explicit consent to the Company’s transfer of Personal Data outside the country in which you work or reside and to the United States of America where the same level of data protection laws may not apply as in your home country. The legal persons for whom your Personal Data are intended (and by whom your Personal Data may be transferred, processed or exchanged) include the Company, its Subsidiaries (or former Subsidiaries as are deemed necessary), the outside Plan administrator, their respective agents, and any other person that the Company retains or utilizes for compensation planning or Plan administration purposes. You have the right to request a list of the names and addresses of any potential recipients of your Personal Data and to review and correct your Personal Data by contacting your local Human Resources Representative. By accepting this Award, you acknowledge your understanding that the transfer of the information outlined here is important to Plan administration and that failure to consent to the transmission of such information may limit or prohibit your participation in the Plan. By accepting this Award, you acknowledge that you are providing the consents herein on a purely voluntary basis and that, if you do not consent or if you later seek to revoke your consent, it will impact the ability of the Company to administer your Awards but it will not adversely impact your employment status or service with your employer.

12. No Contract of Employment or Promise of Future Grants. By accepting this Award, you agree that you are bound by the terms of the Plan and these Terms and Conditions and acknowledge that this Award is granted in the Company’s sole discretion and is not considered part your ordinary or expected salary or other compensation for services of any kind rendered to the Company or any Subsidiary. You further agree that this Award, and your Plan participation do not form, and will not be interpreted as forming, an employment contract or guarantee of employment with the Company or any Subsidiary. The Company, in its sole discretion, voluntarily established the Plan and may amend or terminate it at any time pursuant to the terms of the Plan. You understand that the grant of Restricted Stock under the Plan is voluntary and occasional and does not create any contractual or other right to receive future grants of any Restricted Stock, or benefits in lieu of Restricted Stock, even if Restricted Stock has been granted repeatedly in the past and that, except as set forth in the Employment Agreement, all decisions with respect to future grants will be in the Company’s sole discretion. By accepting this Award, you also acknowledge that this Award and any gains received hereunder are extraordinary items and are not considered part of your salary or compensation for purposes of any pension or retirement benefits or for purposes of calculating any termination, severance, redundancy, resignation, end of service payments, bonuses, long-service awards, life or accident insurance benefits or similar payments. Neither this Award, nor any gains received hereunder, is intended to replace any pension rights or compensation. If the Company or Subsidiary terminates your employment for any reason, you agree that you will not be entitled to damages or compensation for breach of contract, dismissal (in any circumstances, including unfair dismissal) or compensation for any loss of office or otherwise to any sum, Shares, Restricted Stock or other benefits to compensate you for the loss or diminution in value of any actual or prospective rights, benefits or expectation under or in relation to the Plan.

12. Limitations. Nothing in these Terms and Conditions or the Plan grants to you any right, except as set forth in the Employment Agreement, to continued employment with the Company or any Subsidiary or to interfere in any way with the Company or Subsidiary’s right to terminate your employment at any time and for any reason, subject to applicable law. Payment of Shares is not secured by a trust, insurance contract or other funding medium, and you do not have any interest in any fund or specific Company or Subsidiary asset by reason of this Award. You have no rights as a shareholder of the Company pursuant to this Award until Shares are actually transferred to you.

13. Entire Agreement and Amendment. These Terms and Conditions and the Plan constitute the entire understanding between you and the Company regarding this Award. These Terms and Conditions supersede any prior agreements, commitments or negotiations concerning this Award. These Terms and Conditions may not be modified, altered or changed except by the Committee (or its delegate) in writing and pursuant to the terms of the Plan; provided, however, that the Company has the unilateral authority to amend these Terms and Conditions without your consent to the extent necessary to comply with applicable securities registration or exchange control requirements and to impose additional requirements on this Award or Shares subject to this Award if the Company, in its sole discretion, deems it necessary or advisable for legal or administrative reasons.

14. Severability. The invalidity or unenforceability of any provision of these Terms and Conditions will not affect the validity or enforceability of the other provisions of these Terms and Conditions, which will remain in full force and effect. Moreover, if any provision is found to be excessively broad in duration, scope or covered activity, the provision will be construed so as to be enforceable to the maximum extent compatible with applicable law.

15. Waiver. By accepting this Award, you acknowledge that a waiver by the Company of any breach by you of a provision of these Terms and Conditions shall not operate or be construed as a waiver by the Company of any other provision of these Terms and Conditions or of a subsequent breach.

16. Notices. By accepting this Award, you agree to receive documents, notices and any other communications relating to your participation in the Plan in writing by regular mail to your last known address on file with your employer, the Company or Subsidiary or any outside Plan administrator, or by electronic means, including by e-mail, through an online system maintained by any outside Plan administrator, or by a posting on the Company’s intranet website or on an online system or website maintained by any outside Plan administrator.

17. Governing Law. This Award and these Terms and Conditions are governed by the law of the State of Delaware and shall be construed accordingly.

18. Code Section 409A Compliance. Notwithstanding any other provision of these Terms and Conditions to the contrary, in the event that all or a portion of this Award becomes subject to Code Section 409A, the provisions contained in the section of the Plan entitled “Section 409A Compliance” shall govern and shall supersede any applicable provision of these Terms and Conditions.

19. Acceptance. By accepting this Award, you agree to the following:

(i) You have carefully read, fully understand and agree to all of the terms and conditions contained in the Plan and these Terms and Conditions; and

(ii) You understand and agree that the Plan and these Terms and Conditions constitute the entire understanding between you and the Company regarding this Award, and that any prior agreements, commitments or negotiations concerning this Award are replaced and superseded.